UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ZYNERBA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98986X109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986X109	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Rapp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

	4.	Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	1,490,000 shares
Shares
Beneficially	6.	Shared Voting Power	0 shares
Owned by
Each	7.	Sole Dispositive Power	1,490,000 shares
Reporting
Person With	8.	Shared Dispositive Power	0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.45%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98986X109

Item 1.

(a) Name of Issuer: Zynerba Pharmaceuticals, Inc. (the “Issuer”).

(b) Address of the Issuer’s Principal Executive Offices: 80 W. Lancaster Avenue, Suite 300, Devon, PA 19333.

Item 2.

(a) Name of Person Filing: This statement on Schedule 13G is being filed by Michael Rapp (the “Reporting Person”).

(b) Address of Principal Business Office: The principal business office of the Reporting Person is c/o Broadband Capital Investments LLC, 1110 Brickell Avenue, Suite 430, Miami, Florida 33131.

(c) Citizenship: The Reporting Person is a United States citizen.

(d) Title and Class of Securities: Common stock (“Common Stock”)

(e) CUSIP Number: 98986X109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Michael Rapp – 1,490,000 shares of Common Stock

(b)	Percent of Class:**

Michael Rapp – 8.45%

CUSIP No. 98986X109

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote

Michael Rapp – 1,490,000 shares of Common Stock

	(ii)	shared power to vote or to direct the vote

Michael Rapp – 0 shares

	(iii)	sole power to dispose or to direct the disposition of

Michael Rapp – 1,490,000 shares of Common Stock

	(iv)	shared power to dispose or to direct the disposition of

Michael Rapp – 0 shares

** The beneficial ownership percentages herein are based 17,626,873 shares of Common Stock issued and outstanding as of November 5, 2018, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98986X109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2019

MICHAEL RAPP

/s/ Michael Rapp